Exhibit 99.1

TSX: JE
NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.
EXTENDS ITS DRIP PROGRAM TO INCLUDE
SHAREHOLDERS RESIDENT IN THE UNITED STATES

______________________________________________________________________________

Toronto, Ontario – April 29, 2013 – Just Energy Group Inc. (“Just Energy”) announced today that effective May 1, 2013 it has replaced its Dividend Reinvestment and Share Purchase Plan (the “Predecessor  Plan”) with a new Plan called the Dividend Reinvestment and Optional Share Purchase Plan (the “New DRIP Plan”).  In principle the New Drip Plan isthethe New DRIP Plan is the same as the Predecessor Plan except shareholders resident in the United Sates may now participate.  Shareholders currently enrolled as Plan Participants need not take any action.  They will automatically continue to be enrolled under the New DRIP Plan.

Shareholders holding a minimum of 100 Just Energy common shares (“Shares”) may acquire additional Shares of Just Energy in the New DRIP Plan as follows:

(a)	Through the reinvestment of regular monthly dividends on Shares currently @ $0.84 per year payable as to $0.07 per month per Share on all or any part of their Shares; or

(b)
Once enrolled in the NEW DRIP Plan, through optional cash payments of up to $10,000 per month per Plan Participant (subject to a minimum of $500 per month) and a maximum per Plan Participant of $100,000 per year ($40,000 per year in the case of plan participants residing in the United States).

Shareholders not already enrolled in the Predecessor Plan must contact the broker who is a CDS or DTC participant to enroll.  Once enrolled, participation in the Plan will continue automatically unless terminated.

Shares will, at the direction and discretion of Just Energy, either be (i) issued directly from the treasury of Just Energy based on the election of Just Energy in which later case the price of the Plan Shares is based on the simple average closing price for shares on the 5 trading days preceding the applicable dividend payment date less a discount of 2%; or (ii) be purchased by Computershare Trust Company of Canada (the Plan Agent) through the facilities of the Toronto Stock Exchange (the “TSX”), in which case the price of the Plan Shares will be based on the average price for which all the Plan Shares in respect of a given dividend payment date were acquired.  The 2% discount does not apply to Shares purchased on the TSX or issued pursuant to Optional Cash Payments.  It is Just Energy’s present intention that all Shares acquired using dividends and pursuant to Optional Cash Payments will be issued from treasury.

As with the Predecessor Plan, Just Energy may terminate, suspend, modify or amend the New DRIP Plan on 30 days written notice to CDS, DTC and Plan Participants.  All modifications and amendments must receive the prior approval of the TSX.

All commissions and administrative costs associated with the operation of the New DRIP Plan will, as with the Predecessor Plan, be paid by Just Energy.

“Just Energy is pleased to extend its dividend reinvestment plan to United States resident shareholders, enabling them to reinvest their monthly cash dividends into additional common shares in an efficient and cost effective manner without incurring any commissions, service charges or brokerage fees,” said Ken Hartwick, Chief Executive Officer.

Participation in the New DRIP Plan does not relieve shareholders of any liability for taxes that may be payable in respect of cash dividends that are reinvested pursuant to the New DRIP Plan. Shareholders interested in participating in the New DRIP Plan should consult their own tax advisors as to the tax consequences of doing so in their particular circumstances.

For more information about the New DRIP Plan and its terms and conditions see Just Energy’s website at www.justenergygroup.com under Investor Information – Dividend Reinvestment and Optional Share Purchase Plan.

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com